

Mail Stop 3628

October 21, 2008

Via Facsimile and U.S. Mail

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
ImClone Systems Incorporated
180 Varick Street
New York, NY 10014

> **Re: ImClone Systems Incorporated**
> **Schedule 14D-9**
> **Filed October 14, 2008**
> **File No. 5-42743**

Dear Mr. Powell:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

The Solicitation or Recommendation, page 10

1. We note your disclosure in the last paragraph on page 15 that the ImClone Board in concluding the Eli Lilly Offer is fair and in the best interest of the stockholders of ImClone considered a number of factors, including the following: "the current and historical financial condition and results of operations of ImClone, as well as the prospects and strategic objectives of ImClone, including the risks involved in achieving those prospects and objectives, and the current and expected conditions

in the general economy and in the industries in which ImClone's businesses operate." Please expand your disclosure to specify and elaborate what the board meant by "prospects and strategic objectives."

Financial Projections, page 18

2. We also note the disclosure contained in Eli Lilly's Schedule TO-T that "Lilly and the Purchaser received certain non-public information concerning ImClone, including certain financial projections through the fiscal year ending 2030." Please revise your disclosure to provide similar information and also disclose why such projections were not summarized in your document.

3. We note your disclosure on page 20 that "[a]ll projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in ImClone's Form 10-K." We note that ImClone's 2007 Form 10-K references in the section entitled "Disclosure Regarding Forward Looking Statements" the Private Securities Litigation Reform Act of 1995. Please note that the Act does not apply to tender offers. See Section 21E(b)(2)(C) of the Exchange Act. In that regard, please revise your filing to make clear that the safe harbor provisions contained in that Act does not apply to any forward-making statements you make in connection with the offer.

4. Additionally, we note your disclosure that "[n]one of ImClone, J.P. Morgan, Purchaser or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Therefore, please refrain from including such language in future press releases and filings.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022